Confidential Treatment Request under Rule 83
The entity requesting confidential treatment is:
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
Attention: Mark V.B. Tremallo
Vice President and General Counsel
781-376-3000
February 28, 2013
BY EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Martin James Senior Assistant Chief Accountant

Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
Filed November 21, 2012
File No. 001-5560
Ladies and Gentlemen:
Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated January 30, 2013 from Martin James of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to David J. Aldrich, Chief Executive Officer of Skyworks. Our responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, your comments are reproduced in italics and our responses are set forth below such comment in standard type.
The Company’s response is as follows:
Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 42

United States Securities And Exchange Commission
February 28, 2013

1.
You disclose that your cash equivalents have a weighted average maturity of 90 days or less. Please tell us how the company considered the definition of cash equivalents in FASB ASC 230-10-20 in your accounting policy. We note that generally, only investments with original maturities of three months or less qualify under the definition.

Response:
Although the Company stated that cash equivalents held by the Company had a “weighted average maturity of 90 days or less” in its accounting policy disclosure, the cash equivalents held by the Company on September 28, 2012 consisted of highly liquid money market funds that were readily convertible to cash and not subject to a stated maturity or a minimum holding period. The Company's investments that were classified as cash equivalents at September 28, 2012 were appropriately classified as such under FASB ASC 230-10-20.
The Company acknowledges the Staff's comment and will modify its accounting policy disclosure in future filings to clarify that only highly liquid investments with original maturities of three months or less are classified as “cash equivalents.”
Inventory, page 42

2.
On page 42, you refer to inventory reserves for excess, obsolete and unmarketable inventory and state that reserves are generally equal to historical cost. Please explain how the company considers FASB ASC 330-10-35-1 and 35-2 in determining whether there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, including due to changes in price levels.

Response:
The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. These assessments contemplate various factors, including a comparison of expected selling price versus carrying value of inventory. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.
In addition, given the Company's average gross profit margin of 42.5% in FY12 (43.7% in FY11 and 42.6% in FY10), and the relatively high inventory turnover the Company has historically experienced, though average selling prices do erode over time, they rarely erode below the carrying value of inventory. Historically, adjustments to inventory resulting from a reduction in the carrying value have had a de minimis impact on the Company's results of operations.
The Company acknowledges the Staff's comment and will modify its accounting policy disclosure in future filings to clarify that the carrying value of its inventory is adjusted down for instances where the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory.

3.
Further, on page 31, you disclose that you value inventory at the lower of cost or fair market value. Please discuss how the company determines fair market value and applies FASB ASC 330-10-35 and the definition of market value. Refer to FASB ASC 330-10-20.

United States Securities And Exchange Commission
February 28, 2013

Response:
As used by the Company in the phrase “lower of cost or fair market value,” the term “fair market value” is equivalent to the definition of “market” in FASB ASC 330-10-20. ASC 330-10-20 defines “market” (as used in the phrase “the lower of cost or market”) as replacement cost provided that market shall not exceed the net realizable value and provided that market shall not be less than net realizable value reduced for a normal profit margin.
The Company values its inventory using a FIFO basis. The Company seeks to continually lower its manufacturing costs in order to maintain gross profit margins as average selling prices erode. At any time, given the relatively high inventory turnover, historical cost approximates current replacement cost.
As noted in the response to question 2 above, in accordance with ASC 330-10-35, in cases when there is evidence that the net realizable value of inventory will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis.
The Company acknowledges the Staff's comment and will modify the accounting policy disclosure and the significant accounting estimates noted in the Management Discussion and Analysis in future filings to clarify the application of the term “market” as used in the phrase “lower of cost or market”.
Goodwill and Indefinite Intangible Assets, page 43

4.
Your disclosure in footnote 18 on page 62 indicates business units are aggregated into one reporting segment based on similar economic characteristics. Your disclosure here indicates you have one reporting unit for purposes of allocating and testing goodwill. Please explain how you applied FASB ASC 350-20-35-33 through 35-38 in determining your reporting unit.

Response:
Applying FASB ASC 350-20-35-33 through 35-38, the Company has determined that it has a single reporting unit for purposes of allocating and testing goodwill for impairment. The Company's business units are components of the Company's single reportable segment, however none of the business units constitutes a reporting unit under ASC 350-20-35. The Company's business units are highly integrated and share common inputs and processes such as; fixed asset base, manufacturing facilities and personnel, operational processes, design and manufacturing technologies, supply chain, customer relationships, sales force, engineering groups and strategic management functions. In addition, the Company's single reportable segment represents the lowest level for which identifiable cash flows are largely independent. Therefore, in accordance with FASB ASC 350-20-35-34 and FASB ASC 805-10-55-4 through 55-9, none of the business units of the Company's single reportable segment meet the definition of a business. Accordingly, the Company considers itself to be a single reporting unit for the purposes of allocating and testing goodwill for impairment.
The statement in the Company's disclosure that "the Company's business units share similar economic characteristics, long term business models, research and development expenses and selling, general and administrative expenses” on page 62 of Footnote 18 was not intended to suggest that the Company aggregates its business units for the purposes of testing goodwill for impairment. The Company will revise the disclosures in future filings to clarify this point.

United States Securities And Exchange Commission
February 28, 2013

Note 18. Segment Information and Concentrations, page 62

5.	Please tell us about the company's analysis in determining that it has one reportable segment under ASC 280-10-50. Your response should address the following:

•	Please tell us the title(s) of your chief operating decision maker(s).

•
Please provide us with a representative sample for fiscal 2012 of the contents of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated and assess performance. Refer to FASB ASC 280-10-50-1.

•	Explain whether any operating segments were aggregated under ASC 280-10-50-11 and if so, why, providing a quantitative and qualitative analysis.

•	Summarize the type of information you provide to your CODM about your front-end solutions group and high-performance analog group and how the CODM uses the information.

•	Discuss the extent to which the compensation of your executive vice presidents and general managers are based upon business unit performance.
Response:
FASB ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.”
The Company has analyzed its operating structure using the guidance provided in ASC 280-10-50 and has determined that it has one reportable operating segment which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property based on the following.
The Company's Chief Operating Decision Maker (“CODM”) is the President and Chief Executive Officer (“CEO”) who uses consolidated financial information to make decisions regarding allocation of the Company's resources and to assess the Company's performance. A copy of a representative sample of the internal financial reports provided to and used by the CODM to allocate the Company's resources and assess the Company's performance is being delivered supplementally to the Staff for the Staff's evaluation¹.
The internal financial reports are prepared monthly, primarily on a consolidated basis and incorporate financial information regarding the Company's historical and projected business affairs and are presented by the Chief Financial Officer to the CEO and executive staff members. The consolidated information in these internal financial reports includes: (i) consolidated non-GAAP profit and loss schedules; (ii) a consolidated condensed balance sheet; (iii) a consolidated non-GAAP cash flow statement; (iv) revenue trends for key customers, key customer platforms, product lines, and high volume parts; (v) trends in average selling prices for all Company product lines and high volume parts; (vi) Company-wide non-GAAP operating expenditures and

¹As indicated in our supplemental letter dated February 28, 2013 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Mark V.B. Tremallo, Vice President and General Counsel, Skyworks Solutions, Inc., 20 Sylvan Rd, Woburn, MA 01801, 781-376-3000, before it permits any disclosure of the materials provided.

United States Securities And Exchange Commission
February 28, 2013

headcount trends; (vii) Company-wide non-GAAP gross margins, as well as trends for inventory, factory loading and capital expenditures; and (viii) other consolidated key financial metrics. As demonstrated in the internal financial report provided supplementally to the Staff herewith, the focus of the financial information provided to the CODM is prepared on a consolidated basis. The internal financial reports provided to the CODM do include business unit specific financial information, but it is limited to revenue trends and erosion of average selling prices.
The Company advises the Staff that, none of the business units by itself constitutes an operating segment or a reportable segment under the terms of ASC 280-10-50. The Company does generate non-GAAP profit and loss statements for internal use by business unit management below the level of the CODM. Such information is prepared based on extensive cost allocation methodologies that attempt to allocate the costs of operating common manufacturing facilities and common operating expenses across numerous product lines to estimate their relative financial performance. Given the extensive use of cost allocations, such financial information is limited in terms of reliability and usefulness, therefore is not regularly provided to, nor reviewed by the CODM in making decisions regarding the allocation of resources and assessing the Company's performance.
The compensation of the Company's executive vice presidents and general managers is primarily comprised of base salary, incentive compensation, and equity-based compensation. Their respective compensation plans for fiscal year 2012 ("FY12") included short-term incentives that were primarily contingent upon the Company achieving corporate level financial targets and to a lesser extent contingent upon the achievement of certain business unit metrics (specifically, revenue, non-GAAP operating income and design wins). In FY12, Liam Griffin, the former Executive Vice President and General Manager of the High Performance Analog business unit earned $1,665,674, of which 6% was attributable to business unit performance metrics. Greg Waters, the former Executive Vice President and General Manager of the Front End Solutions business unit earned total compensation of $1,600,582 of which 1% was attributable to business unit performance metrics.
Based on the facts and circumstances set forth above, including the level of financial information provided to and reviewed by the CODM and the guidance set forth in ASC 280-10-50, the Company concluded it has one reportable operating segment (and therefore was not required to consider whether any operating segments were required to be aggregated in accordance with ASC 280-10-50-11).

6.	Please tell us about your consideration of the disclosures required by FASB ASC 280-10-50-40.
Response:
The Company's net revenue is generated principally from the sale of semiconductor products that facilitate various wireless communication applications. While the Company had two business units in FY12, it considers their product offerings to be similar in nature given common customers, production processes, sales and distribution channels, end market applications and underlying technology. As such, and in accordance with FASB ASC 280-10-50-40, the Company appropriately considers its products to be similar in nature and therefore does not segregate revenue by business unit in its general-purpose financials and has determined that further disclosures are not required or useful to the users of the financial statements.

United States Securities And Exchange Commission
February 28, 2013

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone the undersigned at 781-376-3000 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3000.

Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer
cc:    Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Ian R. Kaminski, Esq.